enGene Holdings Inc.

7171 Rue Frederick Banting

Saint-Laurent, QC H4S 1Z9, Canada

September 28, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attention: Doris Stacey Gama

VIA EDGAR

Re:	enGene Holdings Inc.
Registration Statement on Form S-4
Filed August 9, 2023
File No. 333-273851

Dear Ms. Gama:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-273851) (the “Registration Statement”) of enGene Holdings Inc. We respectfully request that the Registration Statement become effective as of 10:00 a.m., Eastern time, on September 29, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Howard Kenny at +1.212.309.6843 or Thurston J. Hamlette at +1.212.309.6240.

Very Truly Yours,

enGene Holdings Inc.

By:	/s/ Jason D. Hanson
Name:	Jason D. Hanson
Title:	Chief Executive Officer

cc:	Morgan, Lewis & Bockius LLP